                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                -------------


                                SCHEDULE 13G


           Information statement pursuant to Rule 13d-1 and 13d-2
                    under the Securities Exchange of 1934
                              (Amendment No. 6)


                        TECNOL MEDICAL PRODUCTS, INC.
                              (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.001
                       (Title of Class of Securities)


                                 878755 10 7
                               (CUSIP Number)


                                -------------




                      (CONTINUED ON FOLLOWING PAGE(S))

CUSIP NO. 878755 10 7
---------------------

-------------------------------------------------------------------------------
1)  Name of reporting person: Vance M. Hubbard
    S.S. or I.R.S. identification number of above person: ###-##-####


-------------------------------------------------------------------------------
2)  Check the appropriate box if a member of a group            (a) [___]
                                                                (b) [ X ]
                                                                     ---

-------------------------------------------------------------------------------
3)   SEC use only


-------------------------------------------------------------------------------
4)   Citizenship or place of organization

     United States of America

-------------------------------------------------------------------------------
                         5)      Sole voting power - 2,804,915**

      Number of Shares   ------------------------------------------------------
        Beneficially     6)      Shared voting power - 90,000*
            Owned
             by          ------------------------------------------------------
            Each         7)      Sole dispositive power - 2,751,742**
          Reporting
        Person With:     ------------------------------------------------------
                         8)      Shared dispositive power - 90,000*

-------------------------------------------------------------------------------
9)   Aggregate amount beneficially owned by each reporting person - 2,894,915
                                                                        * and **

-------------------------------------------------------------------------------
10)  Check box if the aggregate amount in row (9) excludes certain shares [ X ]
                                                                           ---
     Excludes all shares beneficially owned by Mr. Hubbard's wife, Valerie A. Hubbard, and 640,000 shares held of record by the Tecnol Employee Stock Ownership Plan (the "ESOP") that have been allocated to participant accounts (other than Mr. Hubbard's) over which Mr. Hubbard shares dispositive power as co-trustee of the ESOP. Mr. Hubbard disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

-------------------------------------------------------------------------------
11)      Percent of class represented by amount in row (9) - 14.5%

-------------------------------------------------------------------------------
12)      Type of reporting person - IN

-------------------------------------------------------------------------------





----------------------------------

     * Beneficial ownership of 90,000 shares held of record by the ESOP and not allocated to participant accounts is disclaimed pursuant to Rule 13d-4.

     ** Beneficial ownership of 41,670 shares that Mr. Hubbard has the right to acquire upon exercise of an employee stock option is disclaimed.

     CUSIP NO. 878755 10 7
-------------------------------------------------------------------------------
1)   Name of reporting person: Valerie A. Hubbard
     S.S. or I.R.S. identification number of above person: ###-##-####


-------------------------------------------------------------------------------
2)   Check the appropriate box if a member of a group                (a) [___]
                                                                     (b) [ X ]
                                                                          ---

-------------------------------------------------------------------------------
3)   SEC use only


-------------------------------------------------------------------------------
4)   Citizenship or place of organization

     United States of America

-------------------------------------------------------------------------------
                          5)      Sole voting power - 167,808***

      Number of Shares    -----------------------------------------------------
        Beneficially      6)      Shared voting power - 0
            Owned
             by           -----------------------------------------------------
            Each          7)      Sole dispositive power - 156,118***
          Reporting
        Person With:      -----------------------------------------------------
                          8)      Shared dispositive power - 0

-------------------------------------------------------------------------------
9)   Aggregate amount beneficially owned by each reporting person - 167,808***

-------------------------------------------------------------------------------
10)  Check box if the aggregate amount in row (9) excludes certain shares [ X ]
                                                                           ---
     Excludes all shares beneficially owned by Ms. Hubbard's husband, Vance M. Hubbard. Ms. Hubbard disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

-------------------------------------------------------------------------------
11)  Percent of class represented by amount in row (9) - less than 1%

-------------------------------------------------------------------------------
12)  Type of reporting person - IN

-------------------------------------------------------------------------------




----------------------------------

     ***         Beneficial ownership of 5,262 shares held as custodian for issue and 29,169 shares that Ms. Hubbard has the right to acquire upon exercise of an employee stock option is disclaimed.

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13G


Item 1(a).    Name of Issuer:
              --------------

              Tecnol Medical Products, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              7201 Industrial Park Boulevard
              Fort Worth, Texas  76180

Item 2(a).    Name of Person Filing:
              ---------------------

              Vance M. Hubbard
              Valerie A. Hubbard

Item 2(b).    Address of Principal Business Office or, if none, Residence:
              -----------------------------------------------------------

              7201 Industrial Park Boulevard
              Fort Worth, Texas  76180

Item 2(c).    Citizenship:
              -----------

              United States of America

Item 2(d).    Title of Class of Securities:
              ----------------------------

              Common Stock, $0.001 par value

Item 2(e).    CUSIP Number.
              ------------

              878755 10 7

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
              ---------------------------------------------------------

              Not Applicable

Item 4.       Ownership.
              ---------

              (a)    Amount beneficially owned:  3,062,723.

                     Includes 167,808 shares deemed beneficially owned by Ms.
              Hubbard to which Mr. Hubbard disclaims beneficial ownership pursuant to Rule 13d-4.

              Includes 2,894,915 shares deemed beneficially owned by Mr. Hubbard to which Ms. Hubbard disclaims beneficial ownership pursuant to Rule 13d-4.

              (b)    Percent of class: 15.3%

              (c)    (i)     Sole power to vote or direct the vote: 2,972,723.

                             The amount reported includes:  2,710,072 shares
                     owned by Mr. Hubbard directly; 53,173 shares held of record by the ESOP which have been allocated to Mr. Hubbard's personal account; 41,670 shares that Mr. Hubbard has the right to acquire upon exercise of an employee stock option, beneficial ownership of which is disclaimed pursuant to Rule 13d-4; 121,687 shares owned by Ms. Hubbard directly; 5,262 shares held by Ms. Hubbard as custodian for issue, beneficial ownership of which is disclaimed pursuant to Rule 13d-4; 11,690 shares held of record by the ESOP which have been allocated to Ms. Hubbard's personal account; and 29,169 shares that Ms. Hubbard has the right to acquire upon exercise of an employee stock option, beneficial ownership of which is disclaimed pursuant to Rule 13d-4.

                     (ii)    Shared power to vote or direct the vote:  90,000.

                             The amount reported includes 90,000 shares held
                     of record by the ESOP, for which Mr. Hubbard serves as co-trustee, that have not been allocated to participant accounts. The inclusion of these shares is not to be construed as an admission that Mr. Hubbard or Ms. Hubbard are the beneficial owners of these shares.

                     (iii) Sole power to dispose or to direct the disposition of: 2,907,860.

                             The amount reported includes:  2,710,072 shares
                     owned by Mr. Hubbard directly; 41,670 shares that Mr. Hubbard has the right to acquire upon exercise of an employee stock option, beneficial ownership of which is disclaimed pursuant to Rule 13d-4; 121,687 shares owned by Ms. Hubbard directly; 5,262 shares held by Ms. Hubbard as custodian for issue, beneficial ownership of which is disclaimed pursuant to Rule 13d-4; and 29,169 shares that Ms. Hubbard has the right to acquire upon exercise of an employee stock option, beneficial ownership of which is disclaimed pursuant to rule 13d-4.

                     (iv) Shared power to dispose or to direct the disposition of: 90,000.

                             The amount reported includes 90,000 shares held
                     of record by the ESOP, for which Mr. Hubbard serves as co-trustee, that have not been allocated to participant accounts. The inclusion of these shares is not to be construed as an admission that Mr. Hubbard or Ms. Hubbard are the beneficial owners of these shares.

Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
              ----------------------------------------------------------------

              Not Applicable

Item 8.       Identification and Classification of Members of the Group.
              ---------------------------------------------------------

              Not Applicable

Item 9.       Notice of Dissolution of Group.
              ------------------------------

              Not Applicable

Item 10.      Certification.
              -------------

              Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    February 10, 1997                 /s/ Vance M. Hubbard
                                            ----------------------------------
                                            Vance M. Hubbard


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    February 10, 1997                 /s/ Valerie A. Hubbard
                                            -----------------------------------
                                            Valerie A. Hubbard

                                   EXHIBIT A


         This amended statement on Schedule 13G is filed on behalf of Vance M. Hubbard and Valerie A. Hubbard.


Dated:     February 10, 1997              /s/ Vance M. Hubbard
                                          --------------------------------------
                                               Vance M. Hubbard


Dated:     February 10, 1997              /s/ Valerie A. Hubbard
                                          -------------------------------------
                                               Valerie A. Hubbard